UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the Month of October 2004

EDP- Energias de Portugal, S.A.

Praça Marquês de Pombal, 12

1250-162 Lisbon, Portugal

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check mark whether the registrant by

furnishing the information contained in this form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes                      No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated October 26, 2004

EDP- Energias de Portugal, S.A.

By:	/s/ Rui Horta e Costa
Name:	Rui Horta e Costa
Title:	Chief Executive Officer

ABOUT THIS REPORT

We have prepared this report to provide our investors with disclosure regarding our results of operation for the six months ended June 30, 2003. The information in this report updates information contained in our annual report on Form 20-F for the year ended December 31, 2003 (File No. 1-14648), filed with the Securities and Exchange Commission on June 30, 2004.

As used herein, unless the context otherwise requires, the terms “EDP, S.A.,” “EDP,” “we,” “us” and “our” refer to EDP—Energias de Portugal, S.A (formerly known as EDP—Electricidade de Portugal, S.A), and, as applicable, its consolidated subsidiaries as a group. Unless we specify otherwise or the context otherwise requires, references to “€” or “euro” are to the euro, the single European currency established pursuant to the European Economic and Monetary Union.

PRESENTATION OF FINANCIAL INFORMATION

Unless we indicate otherwise, we have prepared the financial information contained in this report in accordance with generally accepted accounting principles in Portugal, or Portuguese GAAP, which differs in significant respects from generally accepted accounting principles in the United States, or U.S. GAAP. We describe these differences in “Operating and Financial Review and Prospects—Portuguese GAAP Compared with U.S. GAAP” and in note 39 to our audited consolidated financial statements. Unless we specify otherwise, references in this report to our “audited consolidated financial statements” are to our audited consolidated financial statements as of December 31, 2003 and 2002 and for each of the three years in the three-year period ended December 31, 2003 and the notes thereto and references in this report to our “interim consolidated financial statements” are to our unaudited consolidated financial statements as of and for the six-month periods ended June 30, 2003 and 2004, and the notes thereto, which are incorporated in this report by reference to our Report on Form 6-K furnished to the SEC on October 21, 2004. The financial information appearing in this report is derived from our interim consolidated financial statements.

FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements. These forward-looking statements, including, among others, those relating to our future business prospects, revenues and income, wherever they may occur in this report, the documents incorporated by reference in this report and the exhibits to this report, are necessarily estimates reflecting the best judgment of our senior management and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, you should consider these forward-looking statements in light of various important factors, including those set forth in this report. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation:

•	the effect of, and changes in, regulation and government policy, including, in particular, Portuguese government and municipal concessions and environmental regulations;

•	the effect of, and changes in, macroeconomic, social and political conditions in countries in which we operate;

•	the effects of competition, including competition that may arise in connection with the development of an Iberian electricity market;

•	our ability to reduce costs;

•	hydrological conditions and the variability of fuel costs;

•	anticipated trends in our business, including trends in demand for electricity;

•	our success in developing our telecommunications business;

•	our success in new businesses, such as gas;

•	future capital expenditures and investments;

•	the timely development and acceptance of our new services;

•	the effect of technological changes in electricity, telecommunications and information technology; and

•	our success at managing the risks of the foregoing.

Forward-looking statements speak only as of the date they are made. We do not undertake to update such statements in light of new information or future developments.

RESULTS OF OPERATIONS

Beginning in January 2001, we consolidated the results of Bandeirante with our results. In 2002, following the conclusion of our acquisition of a 39.5% stake in Hidrocantábrico, we proportionally consolidated the results of Hidrocantábrico from June through December. On October 10, 2002, we gained control over Brazilian distribution companies Escelsa and Enersul. As a result, we consolidated the results of Escelsa and Enersul from October through December 2002. We currently control 54.74% of Escelsa and 35.69% of Enersul. In December 2002, we decided to discontinue ONI Way’s UMTS operations, a decision which was reflected by a write-off of ONI Way and the consequent increase in “Other non-operating expenses (income)” due to the creation of a non-recurring provision of €280.9 million.

In March 2003, Hidrocantábrico won the auction privatization process that led to its acquisition of 62% of Naturcorp. Subsequently, Naturcorp reorganized its gas holdings, as a result of which a minority shareholder in Gas de Euskadi exchanged its holding for shares in Naturcorp, resulting in a decrease in Hidrocantábrico’s ownership of Naturcorp from 62% to 56.8%. Naturcorp started to be fully consolidated in Hidrocantábrico as from August 2003.

Six-Month Period Ended June 30, 2004 Compared with the Six-Month Period Ended June 30, 2003

The following table sets forth our revenues by geography and activity for the six-month periods ending June 30, 2003 and June 30, 2004.

	Sales of Electricity	Other Sales	Services Rendered	Total
	(unaudited)
	(millions of EUR)
For the six-month period ended June 30, 2003
Portugal
Generation	626.5	9.6	7.5	643.6
Distribution & Supply	1,811.8	0.8	35.7	1,848.3
Spain
Generation	120.1	0.4	0.5	121.1
Distribution & Supply	149.5	0.2	0.8	150.5
Gas	11.5	0	1.4	12.9
Brazil
Generation	18.4	0	0	18.4
Distribution & Supply	441.6	0	0	441.6
Telecoms	0	7.4	142.6	150.0
Information Technology	0	13.1	82.2	95.2
Services and other adjustments	(63.8)	(0.6)	(71.5)	(135.9)

EDP Group	3,115.6	30.9	199.2	3,345.7

For the six-month period ended June 30, 2004
Portugal
Generation	678.2	10.4	36.0	724.6
Distribution & Supply	1,745.2	1.2	11.8	1,758.2
Spain
Generation	110.9	3.6	0.8	115.4
Distribution & Supply	124.1	31.6	8.5	164.2
Gas	9.3	82.7	7.7	99.7
Brazil
Generation	13.5	1.7	3.8	19.0
Distribution & Supply	462.6	0	31.9	494.5
Telecoms	0	5.2	160.6	165.8
Information Technology	0	13.1	77.9	91.0
Services and other adjustments	(6.1)	(22.3)	(72.0)	(100.5)

EDP Group	3,137.7	127.2	267.1	3,532.0

The following table sets forth our operating costs and expenses and our results of operations as a percentage of total revenues for the six-month periods ending June 30 2003 and 2004:

	For the six-month period ended June 30,
	2003	2004
	(unaudited)
Total revenues	100.0%	100.0%
Raw materials and consumables	55.0	54.4
Personnel costs	10.3	9.2
Depreciation and amortization	12.2	11.0
Other external supplies and services	9.3	8.6
Own work capitalized	(3.5)	(2.9)
Concession and power-generation rental costs	2.6	2.7
Provisions	1.9	1.3
Other operating expenses (income), net	0.0	0.2
Total operating costs and expenses	87.8	84.4
Operating margin	12.2	15.6
Net interest expense	5.5	5.1
Other non-operating expenses (income), net	(1.8)	0.6
Income before taxes	8.5	9.9
Consolidated net income	5.4	7.8

Revenues

Our total revenues for the first half of 2004 increased by 5.6% to €3,532.0 million from €3,345.7 million in the first half of 2003 due primarily to a €96.3 million increase in other sales (i.e., sales from our non-electricity businesses) resulting from the proportional consolidation of the Basque gas company, Naturcorp, as from August 2003, and an increase of €67.9 million in services rendered due to increased sales in our electricity activity in Portugal and Brazil and in our telecommunications activity.

Sales of electricity. Our total electricity sales increased 0.7% to €3,137.7 million in the first half of 2004, representing 89% of our total revenues, from €3,115.6 million in the first half of 2003 mainly due to a 3.5% increase in electricity sales from Brazil to €476.1 million in the first half of 2004 from €460.0 million in the first half of 2003. This increase was partially offset by a 13.1% decrease in electricity sales from Spain to €244.3 million in the first half of 2004 from €281.1 million in the first half of 2003, partly due to lower Spanish electricity pool prices.

Electricity sales in Portugal from generation, distribution and supply activities, which represented 77.2% of our total consolidated electricity revenues, decreased by 0.6% to €2,423.4 million in the first half of 2004 from €2,438.3 million in the first half of 2003, with an increase in electricity sales from generation activity being slightly exceeded by a decline in electricity sales from distribution and supply activities.

Electricity sales from our generation activity in Portugal increased 8.3% from €626.5 million in the first half of 2003 to €678.2 million in the first half of 2004. Approximately 83% of EDP Produção’s generation revenues are based on long-term PPAs between each of its power plants and REN, as the single buyer for the Portuguese PES. The PPAs include an energy charge component that remunerates EDP Produção’s plants operating in the PES for fuel consumed by producing electricity. Given that the first half of 2004 presented lower hydroelectricity levels than the first half of 2003 (a hydroelectric coefficient of 0.81 in the first six months of 2004 compared with a hydroelectric coefficient of 1.30 in the first six months of 2003), EDP Produção’s thermal power plants were more utilized, which, combined with an increase in coal prices, resulted in higher fuel costs and thus in higher revenues from the variable component of the PPAs that remunerates for fuel consumption.

Electricity sales from our distribution and supply activities in Portugal decreased 3.7% from €1,811.8 million in the first half of 2003 to €1,745.2 million in the first half of 2004 due to a 3.4% decrease in electricity distribution in the PES to 17,236 GWh in the first half of 2004 from 17,849 GWh in the first half of 2003. Electricity sales volume in the PES, which in the first half of 2004 represented approximately 85% of Portuguese electricity demand, was affected by the fact that some medium-voltage consumers opted to become Non-Binding Consumers, whereas, in the Non-Binding Sector, electricity distributed more than doubled to 3,149 GWh in the first half of 2004 from 1,531 GWh in the first half of 2003. Portuguese electricity demand increased 5.2% to 20,385 GWh in the first half of 2004 from 19,380 GWh in the first half of 2003, primarily due to a 14.2% increase in very high-voltage and high-voltage consumption following an increase in the number of our industrial clients. Electricity sales from our Portuguese generation activity also benefited from the beginning of industrial service, on February 14, 2004, of the first 400 MW unit at the new TER CCGT. TER contributed 1,155 GWh in electricity distributed to the network.

Beginning with the new tariff regime in Portugal that became effective in 1999, tariffs are fixed by the regulator in advance of each year based in part on estimated data for variables such as demand and cost. If there are differences between the estimated data and the actual data during a period, an adjustment is made to the tariff in a subsequent period to account for these differences.

In the first half of 2004, the aggregate tariff adjustment was negative at €118.3 million. This figure includes a negative adjustment of €78.9 million from the tariff adjustment for the first half of 2004, a negative adjustment of €10.6 million from the repositioning of half of the 2003 tariff adjustment and a negative adjustment of €28.8 million from the repositioning of half of the 2002 tariff adjustment. In the first half of 2003, the aggregate tariff adjustment was €15.0 million. This figure includes a positive adjustment of €5.5 million relating to the tariff adjustment for the first six months of 2003, a positive adjustment of €17.8 million from a revision made to the tariff adjustment for 2002, a negative adjustment of €5.1 million relating to the repositioning of half of the 2002 tariff adjustment and a negative adjustment of €3.4 million from the repositioning of half of the 2001 tariff adjustment.

Electricity sales in Brazil increased 3.5% to €476.1 million in the first half of 2004 from €460.0 million in the first half of 2003, primarily due to a 4.1% increase in electricity consumption at EDP’s concession areas in Brazil, and also due to 2003 tariff revisions, including, in particular, a 14.68% average tariff increase for Bandeirante (as of October 22) and a 32.59% average tariff increase for Enersul (as of April 8). Growth of electricity sales to direct clients in Brazil was partially mitigated by the switch of some industrial consumers to the liberalized market, where consumers must pay the service for the use of the distribution grid (accounted as services rendered), and by the devaluation of the Brazilian real against the euro.

Other sales. Our other sales activities, including sales of natural gas, steam, ash, information technology products, telecommunications equipment and sundry materials, generated revenues of €127.2 million in the first half of 2004 compared with €30.9 million in the first half of 2003, due primarily to the proportional consolidation, since August 2003, of gas sales of Naturcorp on the same basis as Hidrocantábrico (i.e., at the 40% level). The consolidation of Naturcorp more than offset a 29.1% decrease in telecommunications equipment sales from €7.3 million in the first half of 2003 to €5.2 million in the first half of 2004.

Services rendered. Activities generating these revenues include electricity-related services, services related to information technology systems, telecommunications and engineering, as well as laboratory, training, medical assistance, consulting and multi-utility services and other services. Our revenues from other services increased to €267.1 million in the first half of 2004 from €199.2 million in the first half of 2003, due to increased sales provided by the electricity activity in Portugal and Brazil and by our telecommunications activity.

Revenues from services provided by the electricity activity in Portugal increased 10.8% to €47.8 million in the first half of 2004 from €43.2 million in the first half of 2003, mainly due to the ongoing liberalization process in Portugal. Services provided in Spain contributed €2.7 million and €17.1 million in the first half of 2003 and the first half of 2004, respectively, following the proportional consolidation of Naturcorp since August 2003. Our operations in Brazil contributed €35.7 million to our consolidated revenues from services in the first half of 2004, following the increased number of liberalized clients in our concession area, who must pay for the use of the distribution grid. The 12.6% increase in telecommunications services to €160.6 million in the first half of 2004 from €142.6 million in the first half of 2003 resulted from an increase in voice telecommunications services provided by ONI. Revenues from services provided from information technology activity declined 5.1% from €82.2 million in the first half of 2003 to €77.9 million in the first half of 2004 due primarily to a slowdown in the information technology sector in Portugal.

Operating costs and expenses

Our total operating costs and expenses increased by 1.4% to €2,980.4 million in the first half of 2004 compared to €2,938.9 million in the first half of 2003, mainly due to the proportional consolidation of Naturcorp and higher fuel costs at EDP Produção following a dry six months in which thermal generation was increased at the expense of hydro power. These effects more than offset the positive impact of lower operating costs at EDPD and ONI.

Operating costs at our Portuguese electricity business decreased 2.0% to €2,048.9 million in the first half of 2004 from €2,091.1 million in the first half of 2003. This decrease was partially because prior to 2004 we presented the compensation of depreciation of partly funded fixed assets as “other non-operating income,” while in 2004 we started to present this income as an operating item. This portion of depreciation is primarily due to new electricity connections made in prior years that were financed largely with customer payments, which are recorded as deferred income and, as the assets are depreciated, a portion of the amount is taken into income and offset by a corresponding depreciation charge. In addition, the restarting of our Human Resources Restructuring Program in 2003 resulted in a 6.7% decrease in the first half of 2004 compared to the same period in 2003 in personnel costs at our Portuguese distribution and supply activities. Operating costs at ONI decreased 3.3% from €192.9 million in the first half of 2003 to €186.6 million in the first half of 2004, benefiting from the cost-cutting program and a reduction in the number of employees.

As a percentage of revenues, total operating costs and expenses decreased to 84% in the first half of 2004 from 88% in the first half of 2003, due primarily to lower personnel costs, other external supplies and services, and depreciation and amortization expenses.

Raw Materials and Consumables. The major components of our raw materials and consumables are the costs of energy purchased, fuel costs and costs of other materials. Our raw materials and consumables costs increased 4.3% to €1,920.5 million in the first half of 2004 from €1,841.1 million in the first half of 2003, primarily due to the proportional consolidation of Naturcorp and to higher fuel costs at EDP Produção that followed a reduction in use of hydro generation due to a dry semester and an increase in coal prices.

Our costs of energy purchased increased 1.5% to €1,621.8 million in the first half of 2004 from €1,598.2 million in the first half of 2003.

Generation, distribution and supply activities in Portugal represented 71.6% of our costs of energy purchased in the first half of 2004 compared with 77.1% in the first half of 2003. Electricity purchases from generation in Portugal decreased €12.4 million in the first half of 2004 to €18.0 million, due to the fact that during the first half of 2004, the EDP Produção energy management department managed purchases in the Spanish pool thus replacing purchases made in the first half of 2003 by small hydro producers operating in the Non-Binding Sector. Our costs of purchased electricity in distribution and supply activities in Portugal primarily include purchases made by EDPD from REN, as well as purchases from private generators and small independent producers. The energy that EDPD purchases from REN is supplied to the Binding Sector. In the first half of 2004, electricity purchases in distribution and supply decreased 4.9% to €1,143.3 million in the first half of 2004 from €1,202.6 million in the first half of 2003, reflecting a 3.4% decrease in electricity sales volume to the PES and lower estimated fuel costs used by ERSE, the independent regulator of the electricity industry appointed by the Portuguese government, when establishing 2004 tariffs.

Costs of energy purchased in Spain increased 19.7% to €197.3 million in the first half of 2004 compared with €164.8 million in the first half of 2003, reflecting the first time consolidation of Naturcorp in August 2003.

Costs of purchased electricity in Brazil increased 1.3% in the first half of 2004 to €306.2 million from €302.1 million in the first half of 2003, due to a 4.1% increase in electricity distributed by our Brazilian subsidiaries, which was partly offset by the depreciation of the Brazilian real against the euro.

Our fuel costs increased 70.1% to €220.0 million in the first half of 2004 from €129.3 million in the first half of 2003. In the first half of 2004, fuel costs from generation in Portugal represented 74.2% of our fuel costs and increased 24.5% to €163.1 million in the first half of 2004 from €131.0 million in the first half of 2003. This increase in fuel costs reflects an increase in fuel utilization by EDP Produção associated with a higher recourse to thermal generation due to a dry semester and an increase in coal prices. In order to account for the variability of hydrological conditions in Portugal and its impact on the fuel costs, EDP uses a “Hydrological correction account,” or “hydro account.” As of June 30, 2004, the hydro account amounted to €375.2 million, reflecting a decrease of €12.3 million compared to December 31, 2003, which primarily reflects €17.1 million paid to REN, partially offset by €4.9 million in interest. In the first half of 2003, the hydro account increased €58.9 million to €383.1 million. This difference was primarily a result of the first half of 2004 having been particularly dry (hydro coefficient of 0.81) while the first six months of 2003 were wet (hydro coefficient of 1.30).

Fuel costs in Spain amounted to €54.5 million in the first half of 2004, which represented 24.8% of our fuel costs. In the first half of 2004, fuel costs in Spain were affected by an increase in imported coal prices.

The major components of our costs for other materials are the costs of cables, meters, transformers and other goods for resale, which are included under the item “Raw materials and consumables—Other materials.” These costs decreased to €78.7 million in the first half of 2004 from €113.5 million in the first half of 2003. A majority of these costs are credited to “Own work capitalized” and the remainder is applied to maintenance of the transmission and distribution networks. See “Own work capitalized” below. Costs for other materials from generation, distribution and supply activities in Portugal represent 69.7% of our total costs for other materials. Costs of materials from our generation activity in Portugal decreased 28.0% in the first half of 2004 to €1.4 million from €2.0 million in the first half of 2003. Costs related to our distribution and supply activities in Portugal increased 4.0% to €53.4 million in the first half of 2004 from €51.3 million in the first half of 2003 because of the investments made on the EDPD distribution grid to improve service quality.

Costs of other materials in Spain decreased €16.1 million to €11.5 million in the first half of 2004 compared with €27.6 million in the first half of 2003. Costs from other materials in Brazil increased €0.9 million to €4.1 million in the first half of 2004 from €3.2 million in the first half of 2003. Cost of sales for telecommunications increased €1.3 million in the first half of 2004 to €4.5 million from €3.2 million in the first half of 2003, reflecting the completion of an equipment supply contract during the first six months of 2004. Raw materials and consumables costs relating to our information technology activities increased 6.2% to €11.5 million in the first half of 2004 from €10.9 million in the first half of 2003, which, despite the slowdown of the Portuguese information technology sector, reflects a slight recovery of EDINFOR—Sistemas Informáticos, S.A., or EDINFOR’s, activities related to finishing, graphics and equipment sales.

Personnel costs. Personnel costs, which consist mainly of wages and salaries and social security and pension fund contributions, decreased 5.9% in the first half of 2004 to €324.7 million from €345.3 million in the first half of 2003 due to the Human Resources Restructuring Programme restarted in 2003 at the Portuguese electricity business.

Personnel costs in the Portuguese electricity business decreased 4.4% to €252.4 million in the first half of 2004 from €264.1 million in the first half of 2003 as a result of the Human Resources Restructuring Programme. As a percentage of total personnel costs, electricity business costs in Portugal remained stable in the first half of 2004 at 78%. Personnel costs in generation in Portugal increased 3.3% to €63.1 million in the first half of 2004 from €61.0 million in the first half of 2003. Personnel costs in distribution and supply in Portugal decreased 6.7% to €189.4 million in the first half of 2004 from €203.0 million in the first half of 2003, reflecting the reduction in the number of employees at the distribution business. Following ERSE’s approval, in August 2003, regarding the pass-through to final tariffs of up to €485.7 million of restructuring costs associated with early retirements and negotiated dismissals, we decided to continue with our Human Resources Restructuring Programme, which had been suspended.

In the Spanish energy business, personnel costs were €19.6 million in the first half of 2004 compared to €16.8 million in the first half of 2003. This increase was primarily due to the proportional consolidation of the Basque gas business, Naturcop, commencing in August 2003. Personnel costs in the Spanish gas business increased to €3.5 million in the first half of 2004 from €1.0 million in the first half of 2003.

Personnel costs in the Brazilian electricity business increased 8.2% to €31.3 million in the first half of 2004 from €28.9 million in the first half of 2003, which primarily reflects annual salary increases of approximately 10% in the middle of 2003.

Personnel costs in our telecommunications activities decreased 9.8% to €27.6 million in the first half of 2004 from €30.7 million in the first half of 2003, reflecting a reduction in the number of employees achieved primarily at the fixed line business in Spain.

Personnel costs in our information technology activities decreased 11.1% to €29.7 million in the first half of 2004 from €33.4 million in the first half of 2003, reflecting a reduction in the number of employees and successful wage negotiations.

Depreciation and amortization. Since the beginning of 2004, depreciation and amortization charges have been netted against income related to the compensation of depreciation of partly funded fixed assets. Prior to 2004, we presented this income as an “other non-operating income.” This income is primarily related to new electricity connections made in prior years that were financed largely with customer payments, which are record as deferred income and, as these assets are depreciated, a portion of the amount is taken into income and offset by a corresponding depreciation charge. This change in accounting presentation partly explains the decrease in depreciation and amortization charges of 4.8% to €388.8 million in the first half of 2004 from €408.3 million in the first half of 2003. The compensation of depreciation of partly funded fixed assets amounted to €38.0 million in the first half of 2004. This line item is discussed in note 26 to the interim consolidated financial statements. As used herein, references to our “interim consolidated financial statements” are to our unaudited consolidated financial statements as of and for the six-month periods ended June 30, 2003 and 2004, which were furnished to the SEC on Form 6-K on October 21, 2004.

Depreciation and amortization charges in the Portuguese electricity business decreased 12.1%, or €35.5 million, to €257.4 million in the first half of 2004 from €292.9 million in the first half of 2003 due to the change in the accounting presentation described above, which mainly affects this activity. The compensation of depreciation of partly funded fixed assets in the Portuguese electricity business amounted to €37.0 million in the first half of 2004.

In the Spanish energy business, depreciation and amortization charges increased to €38.4 million in the first half of 2004 from €27.9 million in the first half of 2003. This increase is primarily due to the proportional consolidation of the Basque gas business, Naturcop, since August 2003. Depreciation and amortization charges in the Spanish gas business increased to €11.9 million in the first half of 2004 from €2.0 million in the first half of 2003.

Depreciation and amortization charges in the Brazilian electricity business increased €0.7 million to €29.1 million in the first half of 2004 from €28.4 million in the first half of 2003.

Depreciation and amortization charges relating to telecommunication activities decreased 6.4% to €31.8 million in the first half of 2004 from €34.0 million in the first half of 2003, reflecting lower investment needs. Investment required for the expansion of the network and acquisition of direct access infrastructure has already been completed.

In the first half of 2004, depreciation and amortization charges relating to information technology activities increased 31.5% to €14.8 million from €11.3 million in the first half of 2003, primarily due to the investment in 2003 in the acquisition of new equipment for a data processing centre.

Supplies and services. These costs consist of supplies and services provided to us by external suppliers, and include external maintenance and repairs, specialized services, communication, rents, insurance and other services. External maintenance and repairs consists of work on our power plants, substations and transmission and distribution networks that we subcontract to others. Other specialized services includes technical services such as auditing, legal, consulting and revenue collection services. Communication services include telecommunications, postal, delivery and courier services. The cost of these external supplies and services decreased 2.6% to €302.0 million in the first half of 2004 from €310.2 million in the first half of 2003.

Supplies and services in the Portuguese electricity business increased 8.8% to €141.5 million in the first half of 2004 from €130.1 million, and as a percentage of our total supplies and services these costs increased to 47% in the first half of 2004 from 42% in the first half of 2003. Supplies and services relating to generation activity increased €3.2 million to €32.2 million in the first half of 2004 from €29.0 million in the first half of 2003 partly due to a higher activity level from EDP Produção’s subsidiary for maintenance services, O&M Serviços, and higher telecommunication costs associated with the power plants’ remote control. Supplies and services relating to distribution and supply activity increased 8.2% to €109.4 million in the first half of 2004 partly due to an increase in management fees from EDP, S.A. and our shared services company, EDP Valor, and also due to an increase from IT logistics and related services from the EDINFOR Group.

In the Spanish energy business, supplies and services costs increased to €21.8 million in the first half of 2004 from €16.1 million in the first half of 2003. This increase is primarily due to the proportional consolidation of the Basque gas business, Naturcop, since August 2003. Supplies and services costs in the Spanish gas business increased to €4.6 million in the first half of 2004 from €1.3 million in the first half of 2003.

Supplies and services relating to the electricity business in Brazil decreased 6.5% to €30.3 million in the first half of 2004 from €32.4 million in the first half of 2003, mainly due to depreciation of the Brazilian real against the euro.

Supplies and services in our telecommunications activities increased 0.4% to €122.3 million in the first half of 2004 from €121.9 million in the first half of 2003 due to higher direct activity costs related to telecommunication services provided to our clients, resulting from the activity’s organic growth. This increase was partly offset by the continued focus on efficiency, which enabled our telecommunication company, ONI, to achieve savings in fixed network expenses, advertising and specialised works.

Supplies and services related to our information technology activities decreased 15.0% to €29.5 million in the first half of 2004 from €34.7 million in the first half of 2003, mainly as a result of the on-going efforts to control costs and the termination of a contract with IMB, as our information technology company, EDINFOR, invested in a new data processing center.

Own work capitalized. Own work capitalized consists of amounts that correspond to costs related to personnel and materials and other external supplies and services incurred for projects under construction that are capitalized and will be amortized in future periods. These amounts generally consist of consumption of materials, direct internal costs, general administrative overheads and financial charges. Own work capitalized decreased 10.7% to €104.2 million in the first half of 2004 from €116.7 million in the first half of 2003.

Own work capitalized in the Portuguese electricity business in the first half of 2004 represented 94% of our total own work capitalized (compared to 91% in the first half of 2003). In the first half of 2004, it decreased 7.4% to €98.3 million from €106.1 million in the first half of 2003. Own work capitalized in our generation activity in Portugal decreased to €7.7 million in the first half of 2004 from €17.5 million in the first half of 2003 following the conclusion of the construction of TER CCGT plant’s first 400 MW unit. Own work capitalized in the distribution and supply activities in Portugal had a slight increase to €90.5 million in the first half of 2004 from €88.6 million in the first half of 2003, reflecting EDPD’s investments in the distribution grid to improve service quality.

Concession and power-generation rents. Concession and power-generation rental costs, which consist mainly of rents paid by EDPD to municipalities for concessions to distribute low-voltage electricity, increased to €94.7 million in the first half of 2004 from €87.9 million in the first half of 2003. The amount of rents payable to municipalities for concessions is set by government regulation and is based on the amount of low-voltage electricity consumed in the respective municipal areas each year. The 7.7% increase in concession and power-generation rental costs for the first half of 2004 compared to the first half of 2003 was primarily due to an increase in the average concession fee paid by our distribution company to the Portuguese municipalities, from 7.25% to 7.50% of previous year’s low-voltage sales, and to the 7.4% increase in low-voltage sales between 2002 and 2003.

Provisions. Provisions decreased to €46.2 million in the first half of 2004 from €62.5 million in the first half of 2003, primarily due to a decrease in provisions for doubtful accounts as a result of an improved economic climate. This line item is discussed in note 29 to the interim consolidated financial statements.

Provisions in the Portuguese electricity business decreased to €29.0 million in the first half of 2004 from €46.9 million in the first half of 2003 (and as a percentage of our total provisions, decreased to 63% in the first half of 2004 compared to 75% in the first half of 2003). Provisions in distribution and supply activities decreased to €23.3 million in the first half of 2004 from €42.0 million in the first half of 2003 mainly due to an improved economic climate. In the Brazilian electricity business, provisions decreased €2.4 million to €8.2 million in the first half of 2004 from €10.7 million in the first half of 2003. In the telecommunication activity, provisions decreased €1.6 million to €1.7 million in the first half of 2004.

Other operating expenses/(income). This item primarily includes taxes other than income taxes and other operating income (net). The item increased to a €7.6 million expense in the first half of 2004 from a €0.1 million expense in the first half of 2003.

Operating margin

As a result of the factors discussed above, our operating margin increased 35.6% to €551.6 million in the first half of 2004 from €406.8 million in the first half of 2003. Operating margin from our core electricity business in Portugal increased 8.3% to €434.0 million in the first half of 2004 from €400.8 million in the first half of 2003, primarily due to an increase in electricity consumption of 5.2%, the beginning of operations at the TER CCGT plant and the reduction in personnel costs following the implementation of the Human Resources Restructuring Program. Operating margin from our Spanish energy business increased 10.8% to €37.9 million in the first half of 2004 from €34.2 million in the first half of 2003 following the proportional consolidation of the Basque gas business, Naturcop, commencing in August 2003. Operating margin from Brazilian electricity activities increased €45.1 million to €97.3 million in the first half of 2004, mainly as a result of the 4.1% increase in electricity consumption and tariff increases in 2003. Operating margin from telecommunication activities improved by €22.1 million to a €20.8 million loss in the first half of 2004 from a €42.8 million loss in the first half of 2003, mainly due to cost-cutting. Operating margin from information technology activities decreased 30.9% to €6.6 million in the first half of 2004 from €9.5 million in the first half of 2003 due to a slowdown in the Portuguese information technology sector.

Interest and related income/(expenses), net

Our net interest and related income/(expenses) consist of interest and related income and expenses. These net expenses decreased to €181.5 million in the first half of 2004 from €182.5 million in the first half of 2003 (and decreased as a percentage of our total revenues to 5.1% in the first half of 2004 compared to 5.5% in the first half of 2003). This line item is discussed in note 31 to the interim consolidated financial statements.

Net interest expenses decreased 7.5% to €144.0 million in the first half of 2004 from €155.8 million in the first half of 2003 following the reduction of our financial debt. Contributions from equity method investments increased €12.9 million to €20.1 million in the first half of 2004, partially because results for the first half of 2003 were negatively impacted by €7.2 million in accumulated losses from Electra. This investment was fully provisioned at the end of 2003. Net exchange differences decreased €20.5 million to an €18.0 million loss in the first half of 2004, mainly due to depreciation of the Brazilian real against the dollar in the first half of 2004, affecting the dollar-denominated debt of the Brazilian subsidiaries. Investment income decreased €22.5 million to €9.0 million in the first half of 2004 following the sale of the Iberdrola stake in the second half of 2003 and lower dividends received from our stake in BCP.

Other non-operating income/(expenses)

We had other non-operating expenses of €20.1 million in the first half of 2004 compared to other non-operating income of €59.4 million in the first half of 2003, partly due to the change in the accounting presentation of the compensation of depreciation of partly-funded fixed assets, which, as described above under “Operating Costs and Expenses,” prior to 2004 was presented as “other non-operating income,” and currently is presented as an operating item. In the first half of 2004, this item amounted to €38.0 million (presented in the depreciation and amortization line item—see note 26 to the interim consolidated financial statements for more information on this line item) in comparison with €34.4 million in the first half of 2003. The income related to the reduction of provisions for contingencies and liabilities decreased €18.4 million to €4.8 million in the first half of 2004 from €23.3 million in the first half of 2003, primarily due to the use of a provision in the first half of 2003 that was created by Escelsa to mitigate the anticipated eventual market loss on its dollar-denominated assets. In connection with the Human Resources Restructuring Programme, in the first half of 2004, EDP recorded €23.2 million in human resources rationalisation costs, relating to negotiated dismissals (at the distribution activity, this cost is permitted by ERSE to be passed through to final tariffs) and compensation paid to early retirees that accepted acceleration of the legal retirement age.

Provision for income taxes

Our provision for income taxes is determined on the basis of the estimated taxable income for the period. Income taxes provided for in the first half of 2004 were €174.0 million compared with €141.8 million in the first half of 2003. The reference income tax rate in Portugal was 25% in the first half of 2004 compared with 30% in the first half of 2003. In addition, a municipal surcharge of up to 10% of the base rate is typically levied by the municipality in which the income is earned. Our effective tax rate is different from the reference income tax in Portugal each year, due to permanent differences arising mainly from amortization of goodwill and concession rights and amortization resulting from revaluation of fixed assets that are not deductible for income tax purposes. Our effective tax rate was 29.5% in the first half of 2004, compared with 39.0% in the first half of 2003. The effective tax rate in the first half of 2004 reflects a €118.3 million expense relating to tariff deviation in our electricity distribution business in Portugal, which tax benefit, amounting to €32.6 million, is accounted for as a provision for deferred income taxes rather than a provision for income taxes. In the first half of 2003, the effective tax rate was partly affected by the losses before taxes in our telecommunications business (EDP recorded lower losses in the first half of 2004), which tax benefit is not accounted under this line item. For more information on provision for income taxes, you should read note 33 of our interim consolidated financial statements.

Provision for deferred income taxes

Deferred income taxes are recognized in our audited consolidated financial statements in accordance with International Accounting Standard 12. Our provision for deferred income tax is determined, using the balance sheet liability method, on the temporary differences between the book values of assets and liabilities and their respective taxable bases. The taxable base of assets and liabilities is determined so as to reflect the consequences of taxation resulting from the way in which we expect, on the balance sheet date, to recover or to pay the recorded amount of our assets and liabilities. In determining deferred tax, the rate used is the one in effect or otherwise applicable on the balance sheet date. Recognized deferred tax assets are reduced to the recoverable amount that can be compensated against future expected profits. In the first half of 2004, our provision for deferred income taxes amounted to a €70.6 million benefit and, in the first half of 2003, to a €31.2 million benefit. This difference is mainly explained by the fact that, in the first half of 2004, the deferred income tax relating to tariff deviations in the electricity distribution business in Portugal was in the form of a benefit amounting to €32.6 million, while in the first half of 2003, deferred income tax related to tariff deviation was a €6.2 million charge (tariff deviations in the first half of 2004 amounted to a €118.3 million expense and in the first half of 2003 to a €15.0 million income).

Consolidated net profit

As a result of the factors discussed above, our consolidated net income for the first half of 2004 increased 51.0% to €274.9 million from €182.0 million in the first half of 2003.

LIQUIDITY AND CAPITAL RESOURCES

We manage and control our funding and treasury activities centrally at the EDP, S.A. level, except with respect to ONI and our businesses in Spain and Brazil. At EDP, S.A., the account balances of our subsidiaries are netted in EDP, S.A.’s accounts and centralized payments are made for the entire EDP Group. In Portugal, there are no legal or economic restrictions on the ability of our subsidiaries to transfer funds to EDP, S.A. Our subsidiaries in Portugal do not enter into their own financing arrangements except for our cogeneration subsidiary, EDP Cogeração, which finances some of its own projects, ONI and EDINFOR.

Our primary source of liquidity is cash generated from operations. Net cash provided from operating activities was €1,773.6 million in 2003, compared with €897.7 million in 2002 and €1,221.2 million in 2001. Net cash provided from operating activities was €852.0 million in the six months ended June 30, 2004, compared with €791.4 million in the six months ended June 30, 2003.

Total cash and equivalents, net of bank overdrafts, at December 31, 2003 were an overdraft position of €308.4 million compared with an overdraft position of €407.3 million at December 31, 2002 and an overdraft position of €468.5 million at December 31, 2001. Cash and cash equivalents are held in euros.

Net cash used in investing activities was €529.1 million in 2003, compared with €1,141.4 million in 2002 and €1,243.0 million in 2001, representing a 53.6% decrease in 2003 and an 8.2% decrease in 2002. The decrease in 2003 compared with 2002 reflects our sale in 2003 of our investment in Iberdrola and Hidrocantábrico’s acquisition of Naturcorp and, in 2002, our acquisition of Hidrocantábrico. The decrease in 2002 compared with 2001 reflects the fact that although investment in the acquisition of subsidiaries (mainly Hidrocantábrico) was higher than in the previous year, this was offset to a greater extent by the proceeds from divestments and income from investments and dividends. Net cash used in investing activities was €504.3 million in the six months ended June 30, 2004 compared with net cash used in investing activities of €270.2 million in the six months ended June 30, 2003, due primarily to increased investments in EDP generation activities, namely in the TER CCGT and Venda Nova II (hydro) facilities in Portugal and in the Peixe Angical (hydro) facility in Brazil.

Net cash used in financing activities was €1,118.6 million in 2003 compared with net cash from financing activities of €297.2 million in 2002 and net cash used in financing activities of €96.1 million in 2001. The increase in net cash used in financing activities in 2003 was mainly due to debt reduction, partially resulting from the liquidity achieved by the sale of our investment in Iberdrola. The increase in net cash from financing activities in 2002 was due to the issuance of new medium- and long-term debt during 2002. Net cash used in financing activities was €485.7 million in the six months ended June 30, 2004 compared with net cash used in financing activities of €511.9 million in the six months ended June 30, 2003, due primarily to continued debt reduction in the first half of 2004, particularly at EDP, S.A. and Hidrocantábrico.

As of December 31, 2003, EDP, S.A. had available committed credit facilities of €1,446 million and a fully underwritten €350 million commercial paper program. As of June 30, 2004, available committed facilities and underwritten commercial paper totaled €2,257.4 million. Of these short-term credit facilities, €600 million corresponded to a syndicated revolving credit facility expiring in August 2004 and €700 million to a three-year credit line facility negotiated in March 2003, both to be used primarily as a back-up facility for our euro commercial paper program of €1,000,000,000, signed in April 2001, as well as general corporate purposes. In July 2004, both facilities were replaced by a €1,300 million five-year revolving credit facility, to be used for the same purposes. This credit line permits drawings of one, two, three and six months at agreed margins over the euro interbank offered rate, or Euribor, based on a rating grid. We believe that the combination of this negotiated credit line and commercial paper program provides an adequate source of liquidity for our operations. Our credit facility agreements do not impose financial ratio requirements and events of default clauses are not based on credit rating, so that their availability is not impacted by downgrades or declines in financial ratios or other measures of financial performance.

Our consolidated indebtedness, including bonds, long-term bank loans, commercial paper and bank overdrafts, was €7,492.7 million at December 31, 2003 compared with €7,994.1 million at December 31, 2002 and €5,799.1 million at December 31, 2001. As part of the strategy of extending the average life of our debt portfolio, in March 2003, we issued €150 million of bonds with a 10-year term, which was placed with a single domestic investor. As of December 31, 2003, debt at EDP, S.A. and EDP Finance B.V. amounted to €5,356.2 million, corresponding to 71.5% of our total debt. As at June 30, 2004, consolidated indebtedness had been reduced to €7,459.9 million, while debt at EDP, S.A. and EDP Finance BV totaled €5,319.8 million, corresponding to 71.3% of our total debt. Our debt management guidelines continue to be focused on controlling financial costs and reducing our exposure to foreign exchange risk.

In 2000, the reduction of the Portuguese government’s ownership to less than a majority interest in our shares and the reduction of our ownership interest to less than a majority interest in REN’s shares triggered provisions in some of our debt agreements that provide specified remedies for creditors including provisions in two of our domestic bond issues that permitted bondholders to seek our redemption of the bonds. Under one of these domestic bond issues, a provision was triggered giving bondholders the right to call a meeting of bondholders for the purpose of proposing modifications to the terms of the bond. A meeting was called and, because we did not accept the modifications proposed, bondholders had the right to, within 30 days, require redemption of their bonds. As a result, we were required to redeem €125,000,000 of this €150,000,000 issue at par on July 18, 2001. With respect to the other domestic bond issue, a provision was triggered giving bondholders the right to redeem their bonds at any time, and as of July 30, 2004 only €13.4 million of this €250 million issue was outstanding, with the remainder having been redeemed at par. We have effectively refinanced the portion of our debt represented by these domestic bonds through a bond issue in March 2001 under our MTN program. In 2000, our MTN program was amended to prevent the REN transaction from triggering any remedies for bondholders of the €1,000,000,000 issue maturing in 2009. As a result of this amendment, the annual interest rate of this issue increased from 6.00% to 6.40%. We obtained or reached agreement on amendments to or waivers of applicable provisions in all of our other debt agreements.

At December 31, 2003, the weighted average interest rate of our indebtedness at EDP, S.A. and EDP Finance B.V. was 3.58%, compared with 3.67% at December 31, 2002. At December 31, 2003, total debt held by EDP, S.A. and EDP Finance B.V. was denominated in euros (or hedged using cross currency swaps), and we therefore do not have currency exchange rate risk relating to this debt. At December 31, 2003, approximately 68% of our total long-term indebtedness at EDP, S.A. and EDP Finance B.V. carried a floating rate, but was hedged against interest rate risk through collar structures. At December 31, 2002, approximately 72.7% of our total long term indebtedness carried a floating rate, the weighted average interest rate of which was 3.47%. At June 30, 2004, the weighted average interest rate of EDP, S.A. and of EDP Finance BV was 3.57%, compared with 3.58% at December 31, 2003 and with 3.67% at December 31, 2002. Total debt held by EDP, S.A. and EDP Finance BV was denominated in euros or hedged through cross-currency swaps. Accordingly, we do not have any cross-currency exchange risk related to its debt. At June 30, 2004, approximately 70% of our total long-term indebtedness was floating rate, but it is also hedged against interest rate risk through collar structures. For more information on our hedging practices, see “Item 11 – Quantitative and Qualitative Disclosures About Market Risk” in our 2003 20-F.

Tabular Disclosure of Contractual Obligations

Our contractual obligations and commercial commitments consist primarily of credit facilities, as described above. The following table provides details regarding our contractual and commercial obligations subsequent to December 31, 2003:

Payments Due and Amount of Commitment by Expiration Period

(millions of EUR)

	Total	December 31, 2004	December 31, 2005	December 31, 2006	December 31, 2007	December 31, 2008	Thereafter
Long-term debt	5,913.6	—	606.1	924.6	903.5	721.9	2,757.5
Short-term debt	1,579.1	1,579.1	—	—	—	—	—
Total contractual cash obligations	7,492.7	1,579.1	606.1	924.6	903.5	721.9	2,757.5

Guarantees	584.2	293.9	14.4	0	53.9	0	222.0

TOTAL	8,076.9	1,873.0	620.5	924.6	957.4	721.9	2,979.5

We believe that cash generated from operations and existing credit facilities is sufficient to meet present working capital needs. We currently expect that our planned capital expenditures and investments will be financed from internally generated funds, existing credit facilities and customer contributions, which may be complemented with medium- or long-term debt financing and equity financing as additional capital expenditure requirements develop. For more information on our planned capital expenditures you should read “Information on the Company—Overview—Group Capital Expenditures and Investments.”

PENSIONS AND BENEFITS

We maintain a defined benefit pension plan for all our active and retired employees included in the Collective Labor Agreement, or the ACT, for Portuguese group companies created in 1994 with the restructuring of EDP. Pension benefits are based on the employees’ years of service and the compensation level at the end of their employment period, less Portuguese social security benefits. The normal retirement age is 65. However, employees at least 60 years of age with 36 years of service, or employees of any age with 40 years of service, may elect early retirement. Employees electing early retirement are entitled to full pension benefits that are calculated on the same basis as that for employees retiring at the normal retirement age. Our policy has been to make contributions to the plan based on the availability of funds while making the minimum annual contributions required by applicable regulations. Some companies not a part of the A.C.T, such as the Brazilian and Spanish companies, also have complementary social benefits to their own social security systems, either as a defined benefit plan (Bandeirante, for example) or a defined contribution plan (Escelsa and Hidrocantábrico, for example).

We also provide comprehensive medical coverage, in addition to that provided by the Portuguese national health system, for retired employees, including those who have taken early retirement, and their dependents. Additionally, we provide a death benefit to retirees’ survivors. We administer the program internally and assume the full cost of funding the program net of employee contributions, amounting to approximately 10% of the total medical expenses covered.

At December 31, 2003, our accrued pension and medical benefit liabilities were €562.3 million compared with €608.2 million at December 31, 2002 and €683.9 million at December 31, 2001. The provisions for medical benefits and pensions in 2003 were €412.6 million and €149.6 million, respectively, amounting to €562.3 million in total, compared with €396.7 million and €211.5 million, respectively, in 2002, amounting to €608.2 million in total, and €377.9 million and €305.9 million, respectively, in 2001, amount to €683.9 million in total. We expect to fund pension fund liabilities from our internal resources.

INFLATION

Inflation in Portugal, as measured by changes in the Portuguese CPI, averaged 3.3%, 3.6% and 4.4% in 2003, 2002 and 2001, respectively. During the period from 1993 through 2003, changes in the Portuguese CPI averaged 3.7% per annum, ranging from a high of 6.7% in 1993 to a low of 2.2% in 1997.

To reflect the impact of inflation, Portuguese GAAP and regulations permit companies to revalue their fixed assets. Accordingly, we revalued our assets in 1992 based on an assessment of the remaining useful life and modern equivalent asset value of the assets at December 31, 1992. In accordance with Portuguese GAAP, depreciation of fixed assets is computed on the revalued amounts, with depreciation in respect of the original acquisition cost and 60% of the revaluation increment being deductible for corporate income tax purposes. Under U.S. GAAP, fixed assets may not be stated at more than their historical acquisition cost.

PORTUGUESE GAAP COMPARED WITH U.S. GAAP

Our financial statements have been prepared in accordance with Portuguese GAAP, which varies in certain significant respects from U.S. GAAP. The principal differences between Portuguese GAAP and U.S. GAAP as they relate to us concern:

•	the revaluation of fixed assets, as discussed above under “Inflation”;

•	the capitalization of overheads and foreign exchange differences in connection with the construction of fixed assets;

•	the capitalization of research and development costs, advertising costs, maintenance and repair, and reorganization costs;

•	the hydrological correction account;

•	the deferral of certain costs, profit distributions to management and employees and employee termination benefits;

•	the accounting for employee retirement benefits;

•	the reversal of allowances for certain doubtful accounts;

•	the capital treatment of contracts for the purchase of capacity and electricity;

•	the accounting for investments, including REN;

•	the accounting for the sale proceeds from the disposal of REN;

•	the accounting for joint venture returns, namely Hidrocantábrico;

•	the accounting for derivative instruments;

•	the depreciation of goodwill;

•	the tariff adjustments and other regulatory assets;

•	guarantees; and

•	income taxes.

We include in the cost of assets constructed for our own use a portion of our general and administrative overhead. Assets constructed prior to 1995 also include the net foreign exchange differences, both gains and losses, which resulted from loans denominated in non-escudo currencies contracted to fund the capital expenditures. Under U.S. GAAP, these amounts are included in income in the period incurred.

We capitalize and amortize research and development costs, advertising costs, major maintenance and repair costs, and reorganization costs. Under U.S. GAAP, these amounts are included as expenses in the period incurred.

As required by government regulation, we record a provision in the hydrological correction account to smooth the effect on our earnings that results from changes in hydrological conditions. Under U.S. GAAP, the effect of future changes in hydrological conditions would be viewed as a general business risk and accrual would not be permitted.

As part of our profit sharing plan, we customarily distribute a portion of net profit to management and employees. Under Portuguese GAAP, this distribution is reflected in the period in which formal shareholder approval is obtained and is recorded as a reduction of retained earnings or other reserves. U.S. GAAP requires that these distributions be recorded as compensation expense in the period they are earned.

We and some of our subsidiaries have pension obligations, in connection with both defined benefit and defined contribution plans, and also have medical benefits for retired employees. Costs for defined contribution plans are expensed when incurred. Accumulated obligations and annual expenses for medical benefits and defined benefit pension plans are determined on actuarial basis. We adopted this policy by implementing IAS 19 in 1999. For the U.S. GAAP reconciliation, we use SFAS 87 and SFAS 106 as from 1995. Thus, differences in accounting for these obligations generally originate from the date of determination of the transition obligation (1989 for U.S. GAAP purposes and 1996 for Portuguese GAAP purposes) and the assumptions relating the adherence rate to the early retirement plan for the period 1999-2003, as well as for the recognition of the additional pension minimum liability.

We reached agreements with several municipalities on the terms for the future settlement of various old accounts receivable, which under Portuguese GAAP and U.S.

GAAP were fully provided in the past. We reversed a portion of the allowance for doubtful accounts related to these old accounts receivable in 1999 and 2000, but not after those periods. Under U.S. GAAP, the benefit from the recovery of these accounts receivable may only be recorded when the amounts are actually received.

We constructed and sold the Pego and Tapada de Outeiro power plants in 1993 and 1998, respectively. Before 1999, at the time of the sales, REN signed PPAs with the producers in the Binding Sector by which the capacity and electricity of the plants were fully contracted to the Binding Sector represented by REN. Under the PPAs, REN is required to make specified minimum payments whether or not it is able to take delivery of the electricity. As permitted under Portuguese GAAP, REN recorded the sales of the power plants and it also recorded the minimum contracted payments as an expense of the respective periods. U.S. GAAP would require the sales to be treated as sale lease-back transactions and the power purchase agreements to be recorded as capital leases. Prior to the sale of REN to the Portuguese government, the contracts with Tejo Energia and Turbogás were recorded in this manner. Currently, the most relevant PPAs are those that REN has entered into with CPPE power plants.

Under Portuguese GAAP, we carry investments in publicly traded equity securities, other than those of subsidiaries and those that are accounted for under the equity method, at market. Changes in the carrying value other than those resulting from permanent impairment are reflected in equity. Under U.S. GAAP, these securities would be stated at fair value and the changes therein, net of income taxes, would be recorded in a separate component of shareholders’ equity and included in the determination of comprehensive income. Our investment in REN and equity in earnings of REN are affected by certain accounting differences between U.S. GAAP and Portuguese GAAP. The differences affecting our investment in REN and equity in earning of REN include: revaluation of fixed assets, overheads capitalized, deferred costs, employee termination benefits, distribution to management and employees, power purchase agreements and deferred income taxes.

Under Portuguese GAAP, since the sale proceeds from the disposal of our 70% interest in REN were equal to the net book value of the interest sold, no gain or loss was recorded on the transaction. Under U.S. GAAP, the net book value of the interest sold would be reduced as a result of the accounting differences between Portuguese GAAP and U.S. GAAP; therefore, the proceeds received from the disposal of REN would exceed the net book value of the interest disposed, resulting in a gain on disposal and the remaining investment in REN would be reduced accordingly. The gain on the disposal, in the amount of €342,045,810, and the related deferred tax in the amount of €120,400,126, would be charged directly to shareholders’ equity (with a net effect of €221,645,684).

Our 39.5% holdings in the voting rights of Hidrocantábrico plus the existing shareholders’ agreement allowed the investment to be consolidated as a joint venture on a proportionate basis under Portuguese GAAP. Under U.S. GAAP this investment would be accounted for under the equity method. Hidrocantábrico’s shareholders’ equity and net income have been adjusted to U.S. GAAP before applying the equity method to our accounts.

Until 2002, derivative financial instruments were not recognized in the financial statements under Portuguese GAAP. Under U.S. GAAP, derivative financial instruments would be recognized in the balance sheet at market value. For instruments that do not qualify for hedge accounting under FAS 133, as implemented on January 1, 2001, the movements in the market value are included in our net profit. Upon adoption of FAS 133 on January 1, 2001, no transition adjustment was recorded as all derivatives existing at that date were previously recorded at fair market value in the balance sheet for U.S. GAAP. The derivative financial instruments held by us at December 31, 2000, 2001 and 2002 were not designated hedges and thus movements in their fair value would be recognized in net income. As of the date of our adoption of IAS 39 in 2003, in our Portuguese GAAP consolidated financial statements derivative financial instruments are recognized in our consolidated balance sheet at market value, and those that do not quality for hedge accounting are included in our net profit. IAS 39-compliant hedge relationships were designated and documented from January 1, 2004.

From January 1, 2002, U.S. GAAP requires that goodwill, including previously existing goodwill, and intangible assets with indefinite useful lives are not amortized but are tested for impairment annually. Concession rights continue to be amortized, as these are intangible assets with finite lives. Goodwill amortization charged to the consolidated profit and loss account was adjusted for U.S. GAAP purposes in the amount of €11.9 million in 2002 and €54.4 million in 2003.

Prior to 1999, the sales price of electricity in Portugal was based upon a negotiated price between the government and us. Tariffs were generally based on operating costs incurred during a year associated with average hydrological conditions. However, there were no specific guidelines in place that ensured that we would recover actual costs incurred. On January 1, 1999, and again on January 1, 2002, new tariff regimes were introduced that established formulae for the calculation of the selling price of electricity in Portugal. These tariffs at current market conditions allow us to recover actual costs incurred. However, not all of the criteria necessary to adopt the U.S. GAAP accounting for regulated industries exist. Therefore, U.S. GAAP requirements applicable to regulated industries have not been applied. On January 1, 2002, the regulator implemented alternative revenue programs that allow us to increase tariffs in future periods to recover allowable revenues. Future tariff increases have been recorded in the current year for Portuguese GAAP and are reversed under U.S. GAAP.

Guarantees related to our operations with bank loans and other operational activities that have no accounting recording under Portuguese GAAP must be adjusted and presented as liabilities for U.S. GAAP purposes. These adjusted amounts are related to the purchase of electricity and the receipt of some subsidies from the government.

Under Portuguese GAAP, prior to 1999, it was acceptable to recognize income tax expense based upon the estimated current income tax liability on the current year’s earnings. When income and expense recognition for income tax purposes does not occur in the same period as income and expense recognition for financial reporting purposes, the resulting temporary difference was not considered in the computation of the income tax expense for the period. Under U.S. GAAP, income taxes are provided using the liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences attributable to differences between the financial statement carrying amount of assets and liabilities and their tax bases. A valuation allowance is provided based on the expected realization of these deferred tax assets.

In 1999, we implemented International Accounting Standard 12 (Revised), Income Taxes, which requires income taxes to be provided for using the liability method and is substantially consistent with the method under U.S. GAAP.

Our net profit in 2003 under U.S. GAAP amounted to €498.0 million and €299.9 million in 2002 compared with €381.1 million in 2003 and €335.2 million in 2002, respectively, under Portuguese GAAP. Our shareholders’ equity under U.S. GAAP was €3,497.3 million at December 31, 2003 and €3,886.3 million at December 31, 2002, compared with €5,298.0 million and €5,494.2 million, respectively, under Portuguese GAAP.

See note 39 to our audited consolidated financial statements for the significant adjustments to net income and shareholders’ equity that would have been required if U.S. GAAP rather than Portuguese GAAP had been applied in the financial statements.

IMPACT OF RECENTLY ISSUED U.S. ACCOUNTING STANDARDS

In January 2003, the FASB issued FASB Interpretation No. 46, (FIN 46), “Consolidation of Variable Interest Entities.” FIN 46 was revised in December 2003 and has been interpreted in various FASB staff positions. FIN 46 is effective immediately for all variable interests in variable interest entities (VIE) created after January 31, 2003. For VIEs created before that date, the requirements are effective for us from January 1, 2004. FIN 46 requires certain transitional disclosures to be made immediately if it is reasonably possible that an entity will consolidate or disclose information about VIEs when FIN 46 becomes effective. FIN 46 defines a VIE as an entity where either the total equity investment at risk is not sufficient to permit the entity to finance its activities, without additional subordinated financial support; or the equity investors lack any one of the following: (1) the ability to make decisions about an entity’s activities; (2) the obligation to absorb losses of the entity; or (3) the right to receive residual returns of the entity. VIEs are required to be consolidated by the primary beneficiary, which is the party that absorbs the majority of the entity’s expected losses, expected gains, or both. Adoption of this statement has not had a material impact on our U.S. GAAP financial statements.

In April 2003, the FASB issued SFAS 149 “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” This statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement No. 133, Accounting for In April 2003, the FASB issued SFAS 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” This statement is effective prospectively for contracts entered into or modified after June 30, 2003 and prospectively for hedging relationships designated after June 30, 2003. Adoption of this statement has not had a material impact on our U.S. GAAP financial statements.

In May 2003, the FASB issued FAS 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” FAS 150 is effective prospectively for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. FAS 150 requires that certain financial instruments, previously accounted for as equity, be classified as liabilities. This statement must be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the statement and still existing at the beginning of the interim period of adoption. Following adoption of this statement, certain financial instruments have been reclassified from minority interests to liabilities. Adoption of this statement has not had a material impact on our U.S. GAAP financial statements.

In December 2003, the FASB issued a revision to SFAS No. 132, Employers’ Disclosures about Pensions and Other Retirement Benefits, which requires enhanced disclosures about our defined benefit pension plans. The revised standard will become effective for our U.S. GAAP financial statements for 2004. Adoption of this statement has not had, and is not expected to have, a material impact on our U.S. GAAP financial statements, although additional disclosures have been added.

In November 2003, the Emerging Issues Task Force (EITF) reached a consensus on certain additional disclosure requirements in connection with holding losses on investment securities (EITF 03-1—The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments). This standard is not expected to have a material impact on our U.S. GAAP financial statements.